EXHIBIT 99.1

Hydro Announces Results of Consent Solicitations Relating to Notes and Debentures

Norsk Hydro ASA and Norsk Hydro Produksjon AS Announce Preliminary Results of Consent Solicitations and Norsk Hydro Produksjon AS Announces Extension of Consent Solicitation

OSLO, Norway, July 5, 2007 (PRIME NEWSWIRE) -- Norsk Hydro ASA ("Norsk Hydro") announced today the preliminary results of a solicitation of consents to certain amendments to the indenture (the "Norsk Hydro Indenture") relating to its $300,000,000 6.36% Notes due 2009, $350,000,000 9.00% Debentures due 2012 (of which $152,853,000 are outstanding), $99,522,000 9.125% Debentures due 2014, $300,000,000 7.50% Debentures due 2016 (of which $243,825,000 are outstanding), $250,000,000 6.70% Debentures due 2018, $300,000,000 7.75% Debentures due 2023, $250,000,000 7.15% Debentures due 2025, $480,512,000 7.25% Debentures due 2027, $250,000,000 6.80% Debentures due 2028, and $275,000,000 7.15% Debentures due 2029 (collectively, the "Norsk Hydro Securities"). As of 5:00 p.m., New York time, on 3 July 2007, Norsk Hydro received the consents of holders of a majority in outstanding principal amount of each series of the Norsk Hydro Securities.

Norsk Hydro Produksjon AS ("Norsk Hydro Produksjon") announced today the preliminary results of a solicitation of consents to certain amendments to the indenture (the "Norsk Hydro Produksjon Indenture") relating to its $100,000,000 9.125% Debentures due 2014 (of which $478,000 are outstanding) and $500,000,000 7.25% Debentures due 2027 (of which $15,588,000 are outstanding) (collectively, the "Norsk Hydro Produksjon Securities" and, together with the Norsk Hydro Securities, the "Securities"). As of 5:00 p.m., New York time, on 3 July 2007, Norsk Hydro Produksjon received the consents of holders of a majority in outstanding principal amount of the 7.25% Debentures due 2027.

The final consents represented the following percentage of each series of the Norsk Hydro Securities and of the 7.25% Debentures of Norsk Hydro Produksjon outstanding prior to the consummation of the consent solicitation:

          Security                Amount            Percent
        Norsk Hydro             outstanding        consenting
    6.36% Notes due 2009       $300,000,000          98.38%
 9.00% Debentures due 2012     $152,853,000          99.64%
 9.125% Debentures due 2014    $99,522,000           95.27%
 7.50% Debentures due 2016     $243,825,000          97.81%
 6.70% Debentures due 2018     $250,000,000          98.22%
 7.75% Debentures due 2023     $300,000,000          99.26%
 7.15% Debentures due 2025     $250,000,000          99.92%
 7.25% Debentures due 2027     $480,512,000          99.90%
 6.80% Debentures due 2028     $250,000,000          99.86%
 7.15% Debentures due 2029     $275,000,000          99.95%

   Norsk Hydro Produksjon
 7.25% Debentures due 2027     $15,588,000           97.08%

Norsk Hydro Produksjon also announced today the extension of its consent solicitation in respect of its 9.125% Debentures due 2014 to 5:00 p.m., New York time, on 16 July 2007. As of 5:00 p.m., New York time, on 3 July 2007, Norsk Hydro Produksjon received the consents of holders of $85,000 of the $478,000 outstanding principal amount of the 9.125% Debentures due 2014. The extension of the consent solicitation is being made upon the terms and is subject to the conditions set forth in the consent solicitation statement and prospectus dated 19 June 2007 (the "Consent Solicitation Statement") and the related consent letters dated 19 June 2007 (the "Consent Letters").

Citigroup Global Markets Limited is acting as Solicitation Agent with respect to the consent solicitation for the Securities. Questions with respect to the terms of the extended consent solicitation should be directed to Citi at +44 (0) 20 7986 8969, (800) 558-3745 (toll free) or (212) 723-6106 (collect).

Global Bondholder Services Corporation ("GBSC") is acting as both "Information Agent" and "Tabulation Agent" with respect to the consent solicitation for the Securities. Requests for assistance in completing and delivering the Consent Letters or requests for additional copies of the Consent Solicitation Statement, the Consent Letters or other related documents for the extended consent solicitation should be directed to GBSC at +1 866 387 1500 (toll-free) or +1 212 430-3774 (banks and brokers).